CAPITAL SENIOR LIVING CORPORATION

April 17, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capital Senior Living Corporation
Registration Statement on Form S-3 (File No. 333-215436)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Capital Senior Living Corporation, on behalf of itself and Capital Senior Living Properties, Inc. (together, the “Company”), hereby respectfully requests that the effective date of the above referenced Registration Statement be accelerated to 3:30 p.m., Eastern Time, on Wednesday, April 19, 2017, or as soon as practicable thereafter.

The Company hereby acknowledges to the Securities and Exchange Commission (the “Commission”) that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Winston W. Walp, II of Norton Rose Fulbright US LLP, counsel to the Company, at (214) 855-7424 upon the effectiveness of the Registration Statement or if you have any questions regarding this request.

Very truly yours, CAPITAL SENIOR LIVING CORPORATION

By:	/s/ David R. Brickman
Name:	David R. Brickman
Title:	Senior Vice President, General Counsel and Secretary